Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Six Months Ended June 30,			Year Ended December 31,
	2008		2007	2007		2006		2005		2004		2003
Income from operations	$8,073		$2,931	$9,534		$8,450		$5,296		$473		$410
Plus fixed charges:
Interest expense	1,024		514	1,478		1,060		515		165		115
Estimate of the interest within rental expense	-		-	-		-		-		-		-

Total fixed charges	1,024		514	1,478		1,060		515		165		115

Fixed charges	1,204		514	1,478		1,060		515		165		115

Earnings to fixed charges	$9,097		$3,445	$11,012		$9,510		$5,811		$638		$525

Ratio of earnings to fixed charges	8.88	x	6.70	7.45	x	8.97	x	11.28	x	3.87	x	4.57	x